October 4, 2010

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Ajay Koduri
Washington, D.C. 20549

Re:	Car Charging Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Filed August 23, 2010
File No. 333-149784

Dear Mr. Koduri:

We represent Car Charging Group, Inc. (“Car Charging” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 20, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “10-K”) originally filed on April 15, 2010 and the Company’s Form 10-Q for the quarterly period ended June 30, 2010 originally filed on August 23, 2010. We are in receipt of your letter and will file a response letter amended Form 10-Q and 10-K on October 12, 2010.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton_____
       GARY S. EATON